SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET
COMPANHIA SIDERÚRGICA NACIONAL
Rua São José nº 20 - Rio de Janeiro/RJ
CNPJ nº 33.042.730/0001 -04

CSN CONFIRMS IT IS IN ADVANCED NEGOTIATIONS TO ESTABLISH STRATEGIC ALLIANCE WITH WHEELING-PITTSBURGH STEEL CORPORATION

Companhia Siderúrgica Nacional (NYSE: SID) (Bovespa: CSNA3) (CSN) confirmed today it is in advanced negotiations to establish a strategic alliance with Wheeling-Pittsburgh Steel Corporation (Nasdaq: WPSC).

     CSN believes this strategic alliance could provide strong benefits to CSN and WPSC through:

  Integration of global manufacturing expertise and state-of-the-art facilities;

  Long-term reliable and sustainable access to key raw materials, including a slab supply agreement;

  Improved product portfolio offered in North American market;

  Strategic capital investments taking Wheeling-Pittsburgh to a new standard of competitiveness and scale;

  CSN’s strong financial backing and commitment to WPSC.

About Companhia Siderúrgica Nacional

     CSN is a leading global steel producer with operations in Latin America, North America, and Europe. The Company is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 21.5 million tons of iron ore, 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity.
     CSN’s process is based on the integrated steelworks concept that uses the Company’s own sources of iron ore and electrical power supply. Besides of that, CSN controls logistics assets – ports and railways – that enable an extremely cost efficient and reliable loading and unloading of slabs and ore for deep sea vessels. This integrated steelworks concept allows CSN to be one of the most cost competitive steel producers in the world.
     CSN has had operations in the United States since 2001 through its wholly-owned subsidiary CSN LLC (formerly known as Heartland Steel) located at Terre Haute, Indiana. CSN LLC has an annual production capacity of 1 million tons of pickled and oiled, cold-rolled and galvanized products.
     CSN shares are traded on the New York (NYSE) and São Paulo (BOVESPA) stock exchanges.

Rio de Janeiro, July 20th, 2006

Companhia Siderúrgica Nacional
Benjamin Steinbruch
CEO and Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.